ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

December 30, 2014	Lindsey Coffey
T +1 212 596 9821
F +1 646 728 2573
lindsey.coffey@ropesgray.com

Mr. Jeff Long

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (“SST”) (File Nos. 33-65632 and 811-7840); Schroder Global Series Trust (“SGST”) (File Nos. 33- 105659 and 811- 21364); Schroder Capital Funds (Delaware) (“SCFD”) (File Nos. 2-34215 and 811-01911)

Dear Mr. Long:

This letter sets forth the responses of SST, SGST and SCFD (each a “Trust” and collectively, the “Trusts”) to comments you provided to me telephonically on December 2, 2014 regarding the October 31, 2013 annual reports to shareholders filed under the Investment Company Act of 1940, as amended, (the “1940 Act”) on Form N-CSR on January 6, 2014 for the Trusts (the “Reports”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.

General

1.              Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of each Trust, we acknowledge that:

a.              each Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

b.              Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.               a Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

2.              Schroder Multi-Asset Growth Portfolio was liquidated in 2011, but still shows up as active on EDGAR. Please deactivate this account on EDGAR.

The account for Schroder Multi-Asset Growth Portfolio has been deactivated on EDGAR.

3.              Note 3 to the Financial Statements discloses certain expense cap arrangements.  If any of the expense cap arrangements are subject to recoupment, please disclose that fact in Note 3 and disclose the amounts subject to recoupment in future years.

The Trusts confirm supplementally to the staff that none of the expense cap arrangements are subject to recoupment.

4.              Please either disclose the information required by Item 2(c) and (d) of Form N-CSR or confirm that the information is not applicable in the Trusts’ future reports to shareholders.

The requested disclosure will be incorporated in the Trusts’ future reports to shareholders.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Lindsey Coffey

Lindsey Coffey

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.

Colleen B. Meyer, Esq.